SYRA HEALTH CORP.

1119 Keystone Way N. #201

Carmel, IN 46032

February 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenna Hough

Re:	Syra Health Corp.
Registration Statement on Form S-1
Filed January 24, 2025
File No. 333-284498

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Syra Health Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on February 7, 2025, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 643-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Sincerely,

SYRA HEALTH CORP.

By:	/s/ Deepika Vuppalanchi
Name:	Deepika Vuppalanchi
Title:	Chief Executive Officer

-1-